Exhibit 99.26

Aris Gold Corporation

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2022 and 2021

(expressed in thousands of United States dollars)

(Unaudited)

Consolidated Interim Statements of Financial Position (Unaudited; Expressed in thousands of U.S. dollars)

	Notes	June 30, 2022	December 31, 2021

ASSETS

Current
Cash and cash equivalents		$111,221	$138,008
Cash in escrow	5	3,041	3,995
Gold in trust	11	636	637
Accounts receivable	16b	3,513	4,249
Inventories	6	5,289	7,128
Prepaid expenses and deposits		1,726	333
		125,426	154,350
Non-current
Mining interests, plant and equipment	8	154,571	137,317
Investment in Associate	7	102,756	-
Other long-term receivables	16b	1,359	1,102
Other long-term assets		-	897
Total assets		$384,112	$293,666
LIABILITIES AND EQUITY
Current
Accounts payable and accrued liabilities	9	$12,040	$13,234
Deferred consideration for Soto Norte	7	48,999	-
Current portion of long-term debt	11	7,770	6,510
Current portion of deferred revenue	14	4,701	2,117
Current portion of provision for decommissioning	13	323	425
Current portion of lease obligations		272	276
		74,105	22,562
Non-current
Long-term debt	11	70,481	79,614
Convertible debenture	10	34,462	-
Warrant liabilities	15b	20,464	26,954
Deferred revenue	14	47,555	30,415
Provision for decommissioning	13	2,044	2,813
Deferred income taxes		4,097	4,024
Lease obligations		161	299
Other long-term liabilities	15e	608	265

Total liabilities		253,977	166,946

Equity
Share capital	15a	239,626	239,626
Contributed surplus		6,331	5,383
Accumulated other comprehensive loss		(38,830)	(39,968)
Retained earnings (deficit)		(76,992)	(78,321)

Total equity		130,135	126,720
Total liabilities and shareholders’ equity		$384,112	$293,666

Commitments and contingencies	Note 16c
Subsequent events	Note 23

Approved by the Board of Directors and authorized for issue on August 10, 2022:

/s/ Neil Woodyer	Director	/s/ David Garofalo	Director

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Page	2

Consolidated Interim Statements of Income (Loss) (Unaudited; Expressed in thousands of U.S. dollars, except per share and share amounts)

	Three months ended June 30,			Six months ended June 30,
	Notes	2022	2021	2022	2021

Revenue	17	$14,467	$11,214	$29,144	$24,853

Cost of sales	18	(11,717)	(9,842)	(22,612)	(21,241)
Depreciation and depletion		(473)	(502)	(1,013)	(1,019)
Materials and supplies inventory provision	6	-	(303)	-	(830)

Income from mining operations		2,277	567	5,519	1,763

Acquisition and restructuring costs	21c	-	48	-	(12,743)
General and administrative costs		(3,618)	(1,888)	(5,533)	(3,640)
Loss from investment in associate	7	(285)	-	(285)	-
Share-based compensation	15f	(619)	(475)	(1,105)	(1,243)

Loss before finance income (expenses) and income tax		(2,245)	(1,748)	(1,404)	(15,863)

Gain on financial instruments	19	3,261	7,582	6,930	14,519
Interest and accretion		(1,964)	(61)	(2,028)	(635)
Financing fees and expenses		(4)	-	(170)	(149)
Foreign exchange (loss) gain		(68)	62	(159)	327
Finance income		78	36	132	82

(Loss) earnings before income tax		(942)	5,871	3,301	(1,719)

Income tax (expense) recovery
Current		(819)	176	(1,917)	(252)
Deferred		12	(141)	(55)	236

Net (loss) earnings		$(1,749)	$5,906	$1,329	$(1,735)

(Loss) earnings per share - basic	15g	$(0.01)	$0.04	$0.01	$(0.01)

Weighted average number of outstanding common shares -basic		137,832,940	137,832,940	137,832,940	130,672,473

(Loss) earnings per share - diluted	15g	$(0.01)	$0.04	$0.01	$(0.01)

Weighted average number of outstanding common shares - diluted		137,832,940	142,440,990	137,832,940	130,672,473

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Page	3

Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited; Expressed in thousands of U.S. dollars)

	Three months ended June 30,			Six months ended June 30,
	Notes	2022	2021	2022	2021
Net (loss) earnings		$(1,749)	$5,906	$1,329	$(1,735)

Other comprehensive (loss) earnings:

Items that will not be reclassified to profit in subsequent periods:
Unrealized gain (loss) on Gold Notes due to Change in credit risk ($nil tax effect)	11	3,980	(1,202)	4,493	(4,731)

Items that may be reclassified to profit in subsequent periods:
Foreign currency translation adjustment (net of tax effect)		(7,908)	(1,015)	(3,355)	(4,680)

Comprehensive (loss) earnings		$(5,677)	$3,689	$2,467	$(11,146)

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Page	4

Consolidated Interim Statements of Equity (Unaudited; Expressed in thousands of U.S. dollars, except share amounts)

	Share Capital - Common Shares		Contributed	Accumulated	Retained	Total
Six months ended June 30, 2022	Number	Amount	surplus	OCI	earnings	equity
At December 31, 2021	137,832,940	$239,626	$5,383	$(39,968)	$(78,321)	$126,720
Issuance of Convertible Debenture (Note 10)	-	-	455	-	-	455
Share-based compensation (Note 15f)	-	-	493	-	-	493
Comprehensive earnings (loss)	-	-	-	1,138	1,329	2,467
At June 30, 2022	137,832,940	$239,626	$6,331	$(38,830)	$(76,992)	$130,135

	Share Capital - Common Shares		Contributed	Accumulated	Retained	Total
Six months ended June 30, 2021	Number	Amount	surplus	OCI	earnings	equity
At December 31, 2020	99,800,162	$165,532	$4,057	$(27,251)	$(76,748)	$65,590
Stock options exercised	255,000	507	(84)	-	-	423
Share-based compensation (Note 15f)	-	-	831	-	-	831
Shares issued on Aris Gold Subscription Receipt conversion (Note 12)	37,777,778	73,587	-	-	-	73,587
Comprehensive earnings (loss)	-	-	-	(9,411)	(1,735)	(11,146)
At June 30, 2021	137,832,940	$239,626	$4,804	$(36,662)	$(78,483)	$129,285

See accompanying notes to the Condensed Consolidated Interim Financial Statements.

Page	5

Consolidated Interim Statements of Cash Flows (Unaudited; Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Notes	2022	2021

Operating Activities
Net loss		$1,329	$(1,735)
Adjusted for the following items:
Depreciation		1,013	1,019
Materials and supplies inventory provision		-	830
Loss from investment in associate	7	285	-
Share-based compensation	15f	1,105	1,243
Financing fees and expenses		170	149
Interest and accretion		2,028	635
Gain on financial instruments	19	(6,930)	(14,519)
Amortization of deferred revenue	14	(2,258)	(3,444)
Unrealized foreign exchange loss (gain)		148	(327)
Current income tax expense		1,917	252
Deferred income tax expense (recovery)		55	(236)
Other items		(91)	(12)
Precious metal stream deposit received	14	19,000	34,000
DSUs exercised	15d	-	(647)
Changes in non-cash operating working capital items	20	(1,072)	(437)

Operating cash flows before taxes		16,698	16,771

Income taxes paid		(765)	(2,088)

Net cash provided by operating activities		15,933	14,683

Investing Activities
Acquisition of interest in Soto Norte	7	(52,160)	-
Contributions to investment in associate	7	(1,201)	-
Additions to mining interests, plant and equipment (net)	8	(15,486)	(15,064)
Value added taxes paid		(312)	(762)

Net cash used in investing activities		(69,159)	(15,826)

Financing Activities
Receipt of funds from Convertible debenture, net of cash in escrow	10	32,375	-
Release of cash in escrow from Subscription Receipts financing	12	-	66,284
Release of cash in escrow from GLN financing	11	-	65,073
Repayment of Gold Notes, including Gold Premium	11	(3,843)	-
Increase in Gold Trust Account	11	5	-
Financing fees and expenses	7	(1,670)	(149)
Stock options and warrants exercised	15b,c	-	423
Payment of lease obligations		(168)	(168)

Net cash provided from financing activities		26,699	131,463

Impact of foreign exchange rate changes on cash and equivalents		(260)	383

(Decrease) increase in cash and cash equivalents		(26,787)	130,703
Cash and cash equivalents, beginning of period		138,008	32,007

Cash and cash equivalents, end of period		$111,221	$162,710

See accompanying notes to the Consolidated Financial Statements.

Page	6

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

1.	Nature of Operations

Aris Gold Corporation (the “Company” or “Aris Gold”), is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and trade under the symbol “ARIS”. The Company’s common shares also trade in the United States on the OTCQX under the symbol “ALLXF”.

Aris Gold is primarily engaged in the acquisition, exploration, development and operation of gold properties in Colombia and Canada. The Company owns the Marmato Mine with its principal operations located in the Zona Baja mining license area in the Department of Caldas, Colombia, which is comprised of the Upper Mine, currently in production and the Lower Mine, which is an underground development project. The Company also owns a 20% interest in the Soto Norte gold project in Colombia, which is located within the traditional mining area of California – Vetas. The Company is the operator of the Soto Norte Joint Project. Finally, the Company also owns the Juby Project, an advanced exploration-stage gold project located within the Shining Tree area in the southern part of the Abitibi greenstone belt south-southeast of the Timmins gold camp.

2.	Basis of Presentation

These condensed, consolidated interim financial statements, as approved by its Board of Directors on August 10, 2022, have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures required by IFRS have been condensed or omitted in the following note disclosures or are disclosed or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the years ended December 31, 2021 and 2020 (“annual financial statements”), which have been prepared in accordance with IFRS.

The financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value and are presented in U.S. dollars. They have been prepared on a going concern basis assuming that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due for the foreseeable future.

3.	Summary of Significant Accounting Policies

Consolidation

These financial statements comprise the financial results of the Company and its subsidiaries. Details regarding the Company and its principal subsidiaries as of June 30, 2022 are as follows:

Entity	Property/function	Registered	Functional currency (1)

Aris Gold Corporation	Corporate	Canada	USD

Aris Gold Switzerland AG	Corporate	Switzerland	USD

Aris Gold Panama Inc. (2)	Corporate	Panama	USD

Caldas Gold Marmato S.A.S.	Marmato Mine	Colombia	COP

(1) “USD” = U.S. dollar; “COP” = Colombian peso.

(2) Formerly known as Caldas Gold Colombia Inc.

Page	7

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with the policies adopted by the Company.

The significant accounting policies are the same as those that applied to the annual financial statements for the year ended December 31, 2021 except for the following:

Investments in Joint Arrangements and Associates

Following the acquisition of the interest in Soto Norte, these consolidated interim financial statements also include the following joint arrangements and investments in associates:

Associates	Location	Ownership Interest	Classification and accounting method	Mining properties

Soto Norte Joint Venture (“Soto Norte“)	Colombia	20%	Associate; equity method	Soto Norte Project

The Company conducts a portion of its business through investments in joint arrangements and associates.

In a joint arrangement, the parties are bound by contractual arrangements establishing joint control, and decisions about the activities that significantly affect the returns of the investee require unanimous consent. A joint arrangement is classified as either a joint operation or a joint venture, subject to the terms that govern each investor’s rights and obligations in the arrangement.

In a joint operation, the investor has rights and obligations to the separate assets and liabilities of the investee and in a joint venture, the investors have rights to the net assets of the joint arrangement. For a joint operation, the Company recognizes its share of the assets, liabilities, revenue, and expenses of the joint arrangement, while for a joint venture, the Company accounts for its investment in the joint arrangement using the equity method.

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investments in associates using the equity method.

Under the equity method, the Company’s investment in a joint venture or an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company’s share of net earnings and losses of the joint venture or associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the joint venture or associate’s reserves, and for impairment losses after the initial recognition date. The Company’s share of a joint venture or an associate’s losses that are in excess of its investment are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. The Company’s share of earnings and losses of joint ventures and associates are recognized in net earnings during the period. Dividends and repayment of capital received from a joint venture or an associate are accounted for as a reduction in the carrying amount of the Company’s investment. Unrealized gains and losses between the Company and its joint ventures and associates are recognized only to the extent of unrelated investors’ interests in the joint ventures and associates. Intercompany balances and interest expense and income arising on loans and borrowings between the Company and its joint venture and associates are not eliminated.

Page	8

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

3.	Summary of Significant Accounting Policies (cont.)

Impairment and reversal of impairment of investments in associates

At the end of each reporting period, the Company assesses whether there is any objective evidence that an investment in an associate or joint venture is impaired. Objective evidence includes observable data indicating there is a measurable decrease in the estimated future cash flows of the investee’s operations. When there is objective evidence that an investment is impaired, the carrying amount of such investment is compared to its recoverable amount, being the higher of its fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). If the recoverable amount of an investment is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period in which the relevant circumstances are identified. When an impairment loss reverses in a subsequent period, the carrying amount of the investment is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period in which the reversal occurs.

Loss (earnings) per share

Basic (loss) earnings per share is computed by dividing net (loss) income for the period by the weighted average number of common shares outstanding during the period.

Diluted (loss) earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, and net income is adjusted for the impact that the conversion of the securities or other contracts would have on profit or loss in the period, if dilutive. This method assumes that proceeds received from the exercise of stock options and warrants and any unamortized share-based compensation amounts are used to repurchase common shares at the prevailing market rate.

New accounting standards

As disclosed in the annual financial statements, the Company adopted new amendments to IAS 16 – Property, Plant and Equipment; IFRS 3 – Business Combinations; IFRS 9 – Financial Instruments and IAS 37 – Provisions, contingent liabilities and contingent assets on January 1, 2022 with no impact to the Company.

4.	Significant Accounting Judgments, estimates and assumptions

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The significant judgments, estimates and assumptions made by management in applying the Company’s accounting policies are the same as those that applied to the annual financial statements.

5.	Cash in Escrow

	June 30, 2022	December 31, 2021

Gold Notes – interest payments from July 2022 to August 2022 (Note 11)	$983	$3,995

Cash in escrow – Convertible debenture (Note 10)	2,058	-

Total	$3,041	$3,995

Page	9

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

6.	Inventories

	June 30, 2022	December 31, 2021
Finished goods	$819	$1,954
Metal in circuit	133	254
Ore stockpiles	34	107
Materials and supplies	4,303	4,813

Total	$5,289	$7,128

During the three and six months ended June 30, 2022, the total cost of inventories recognized in the statement of operations amounted to $11.7 million and $22.6 million, respectively (2021 - $9.8 million and $21.2 million, respectively). During the three and six months ended June 30, 2022, a provision for obsolescence of $nil and $nil, respectively, was recorded against materials and supplies inventory (2021 - $0.3 million and $0.8 million, respectively).

7.	Investment in Associate

On April 12, 2022, the Company completed the acquisition of a 20% interest in the Soto Norte gold project in Colombia from MDC Industry Holding Company LLC (“Mubadala”). The Company is the operator of the joint venture company, and the joint venture partners will share project costs on a pro-rata ownership basis (“Soto Norte Project”).

The Company will pay $100 million to Mubadala for the initial 20% interest in the Soto Norte Project, with the cash payments in two tranches of $50 million. The first $50 million tranche was paid at closing, and the second tranche is deferred and due within 12 months of closing. The deferred payment is subject to an upfront financing fee of $1.5 million that was paid at closing and a 7.5% interest charge on the loan, due on settlement, which are included in the amortized cost of the loan.

The Company has the option to acquire an additional 30% interest in the Soto Norte Project for a cash payment of $300 million (“the Option”). The Option may be exercised at any time prior to the earlier of a) 10 weeks following receipt of the Environment and Social Impact Assessment (“ESIA”) approval for development of the Soto Norte Project or b) 42 months after closing (“Option Expiry Date”). In the event the Company does not exercise the Option prior to the Option Expiry Date, Mubadala may repurchase the Company’s 20% interest in the Soto Norte Project at a price equal to the aggregate amount invested by the Company up to that point. The Option is considered to be a financial asset, which has been valued at $nil as of June 30, 2022.

The Soto Norte Project has been accounted for as an investment in associate under the equity method, as the Company has determined that it has significant influence over the Soto Norte Project. The cost of the acquisition, consisting of the first and second $50 million tranche payments and the associated transaction costs have been recognized as an investment in associate on the balance sheet. Transaction costs of $0.9 million related to the acquisition were included in other long-term assets as of December 31, 2021, and were reclassified to the investment in associate on April 12, 2022.

The following table summarizes the change in the carrying amount of the Company’s investment in associate:

Amount
Investment in Associate as of December 31, 2021	$-
Transfer from other long-term assets	897
Transaction costs	1,690
Payment on transaction closing	50,000
Deferred payment	49,253
Investment in Associate as of April 12, 2022	$101,840
Cash contributions to Soto Norte	1,201
Company’s share of the loss from the associate	(285)
Investment in Associate as of June 30, 2022	$102,756

Page	10

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

7.	Investment in Associate (cont.)

Summarized financial information for the Soto Norte Project, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

Period from April 12, 2022 to June 30, 2022	Soto Norte Project 100%
Revenues	$ -
Operating expenses	2,709
Depreciation and depletion	251
Loss before finance (income)/expenses and income tax	2,960

Finance expense	(1,534)
Income tax income expense	-
Net loss of associate	1,426

Other comprehensive (income)/loss	-

Company’s equity share of the net comprehensive loss of associate	$ 285

The assets and liabilities of the Soto Norte Project are as follows:

As at June 30, 2022	Soto Norte Project 100%

Current assets	$ 3,386
Non-current assets	687,502

Total	690,888

Current liabilities	$ 2,096
Non-current liabilities	175,015

Total	177,111

Net assets	513,777

Company’s share of the net assets of Soto Norte	$ 102,756

Page	11

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

8.	Mining Interests, Plant & Equipment

		Mineral Properties
		Depletable	Non-depletable

	Plant and equipment	Operations	Development projects	Exploration projects	Total

Cost
Balance at December 31, 2021	$30,209	$4,434	$61,563	$51,643	$147,849
Additions	1,294	418	13,712	27	15,451
Change in decommissioning liability	-	(799)	-	-	(799)
Capitalized borrowing costs (Note 11, 14)	-	-	6,897	-	6,897
Exchange difference	(1,114)	(139)	(2,447)	-	(3,700)

Balance at June 30, 2022	$30,389	$3,914	$79,725	$51,670	$165,698

Accumulated Depreciation
Balance at December 31, 2021	$(10,255)	$(277)	$-	$-	$(10,532)
Depreciation	(863)	(146)	-	-	(1,009)
Exchange difference	398	16	-	-	414

Balance at June 30, 2022	$(10,720)	$(407)	$-	$-	$(11,127)

Net book value at December 31, 2021	$19,954	$4,157	$61,563	$51,643	$137,317

Net book value at June 30, 2022	$19,669	$3,507	$79,725	$51,670	$154,571

		Mineral Properties
		Depletable	Non-depletable

	Plant and equipment	Operations	Development projects	Exploration projects	Total

Cost
Balance at December 31, 2020	$26,879	$-	$-	$89,382	$116,261
Additions	7,856	1,894	21,383	2,756	33,889
Disposals	(411)	-	-	-	(411)
Change in decommissioning liability	-	(713)	-	-	(713)
Transfers	-	3,836	35,895	(39,731)	-
Capitalized borrowing costs (Note 11, 14)	-	-	9,712	-	9,712
Exchange difference	(4,115)	(583)	(5,427)	(764)	(10,889)

Balance at December 31, 2021	$30,209	$4,434	$61,563	$51,643	$147,849

Accumulated Depreciation
Balance at December 31, 2020	$(10,297)	$-	$-	$-	$(10,297)
Depreciation	(1,739)	(294)	-	-	(2,033)
Disposals	281	-	-	-	281
Exchange difference	1,500	17	-	-	1,517

Balance at December 31, 2021	$(10,255)	$(277)	$-	$-	$(10,532)

Net book value at December 31, 2020	$16,582	$-	$-	$89,382	$105,964

Net book value at December 31, 2021	$19,954	$4,157	$61,563	$51,643	$137,317

Plant and equipment as of June 30, 2022 include ROU assets with a net book value of $0.4 million (December 31, 2021 - $0.6 million).

Page	12

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

9.	Accounts Payable and Accrued Liabilities

	June 30,	December 31,
	2022	2021

Trade payables related to operating, general and administrative expenses	$5,936	$7,049
Trade payables related to capital expenditures	3,037	3,538
Other provisions and accrued liabilities	2,361	2,125
DSU liability (Note 15d)	682	413
Due to related party (Note 21a)	24	109

Total	$12,040	$13,234

10.	Convertible Debenture

On April 12, 2022, the Company issued an unsecured convertible debenture (the “Convertible Debenture”) to GCM Mining (“GCM”) for gross proceeds of $35.0 million. The $35.0 million proceeds were received net of $2.6 million held in escrow for payment of interest on the Convertible Debenture for the first 12 months.

The Convertible Debenture bears interest at a rate of 7.5% per annum, payable monthly in cash from proceeds held in escrow and has a maturity date of October 12, 2023. On the maturity date, the outstanding principal amount of the Convertible Debenture is due and payable in cash unless converted in advance of that date. The holders of the Convertible Debenture may convert any portion of their Convertible Debenture at any time after 12 months from closing, in whole or in part, into common shares of the Company at $1.75 per share (approximately C$2.21 per share, on April 12, 2022).

The Convertible Debenture was designated as a compound financial instrument which contains both an underlying debt and equity component relating to the conversion option. The fair value of the liability component was determined with reference to the fair value of a similar stand-alone debt instrument. The equity component was then valued upon initial recognition using the residual method. The Convertible Debenture is measured at amortized cost using an effective interest rate of 8.78% and will be accreted to maturity over the term using the effective interest method. Transaction costs related to the issuance of the Convertible Debenture were $nil.

Amount

Initial recognition of Convertible Debenture	$35,000
Less: amortized cost of Convertible Debenture	(34,376)

Equity component	624

Less: tax impact of recognition	(169)

Net impact on contributed surplus	$455

The carrying value of the convertible debenture as of June 30, 2022 was as follows:

Amount

Initial Recognition on April 12, 2022	$34,376
Interest expense	652
Interest repayment	(566)

As at June 30, 2022	$34,462

Page	13

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

11.	Long-term Debt

The key terms of the Gold Notes are summarized in the annual financial statements for the year ended December 31, 2021. The amount of trading in the Gold Notes is not considered to constitute an active market, and therefore the fair value of the Gold Notes at June 30, 2022 and December 31, 2021 has been determined based on a valuation model using level 2 inputs, including gold price volatility, forward gold prices, credit spread and forward yield curves.

	Number of Gold Notes	Amount

Fair value allocated to Gold Notes at December 31, 2020	83,066,000	$83,258
Repayments	(1,516,000)	(1,516)
Change in fair value through profit and loss	-	315
Change in fair value through other comprehensive income due to changes in credit risk	-	4,067

As at December 31, 2021	81,550,000	86,124
Less: current portion	6,510,000	6,510

Non-current portion as at December 31, 2021	75,040,000	$79,614

Fair value allocated to Gold Notes at December 31, 2021	81,550,000	$86,124
Repayments	(2,940,000)	(2,940)
Change in fair value through profit and loss (Note 19)	-	(440)
Change in fair value through other comprehensive income due to changes in credit risk	-	(4,493)

Fair value allocated to Gold Notes at June 30, 2022	78,610,000	$78,251
Less: current portion	7,770,000	7,770

Non-current portion as at June 30, 2022	70,840,000	$70,481

Interest and Gold Premiums were capitalized to qualifying assets starting February 2021 (Note 8) when the mining license extension was granted and management determined that the Lower Mine had reached technical feasibility and commercial viability.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Repayments	$1,470	$-	$2,940	$-
Gold Premiums	432	-	903	-
Interest payment from escrow	$1,492	$1,557	$3,013	$3,114

As at June 30, 2022, there were 350 ounces of gold held in the Gold Trust Account with a carrying value of $0.6 million (December 31, 2021-350 ounces; $0.6 million).

12.	Aris Subscription Receipts

The key terms and transaction details of the Aris Subscription Receipts (“Aris Transaction”) are summarized in the annual financial statements for the year ended December 31, 2021.

	Units	Amount

Fair value allocated to Aris Subscription Receipts at December 31, 2020		$92,626
Change in fair value through profit and loss (Note 19)		3,126

As at the date of conversion on February 4, 2021		95,752
Fair value ascribed to Listed Warrants (Note 15b)	37,777,778	(22,165)
Fair value ascribed to Common Shares (Note 15a)	37,777,778	(73,587)

As at December 31, 2021		$-

Page	14

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

13.	Provision for Decommissioning

A summary of changes to the provision for decommissioning is as follows:

	Six months ended June 30, 2022	Year ended December 31, 2021

Opening Balance	$3,238	$4,402
Change in discount rate	(799)	(713)
Remediation payment	(87)	(54)
Accretion expense	105	181
Exchange difference	(90)	(578)

As at period end	2,367	3,238
Less: current portion	323	425

Non-current portion	$2,044	$2,813

As of June 30, 2022, the Company estimated the undiscounted costs to be incurred with respect to future mine closure and reclamation activities related to the existing mining operation of the Upper Mine within its Zona Baja mining license to be COP 18.9 billion (December 31, 2021 – COP 19.2 billion), equivalent to $4.6 million at the June 30, 2022 exchange rate (December 31, 2021 - $4.8 million). The following table summarizes the assumptions used to determine the decommissioning provision:

	Expected date of expenditures	Inflation rate	Pre-tax risk-free rate

Marmato Mine	2022-2032	3.04%	11.37%

14.	Deferred Revenue

The key terms and transaction details of the Company’s Precious Metals Purchase Agreement (the “PMPA”) with Wheaton Precious Metals International Ltd. (“WPMI”) are summarized in the annual financial statements for the year ended December 31, 2021.

On April 12, 2022, the Company amended the existing $110 million precious metals stream at the Marmato mine with WPMI to increase the aggregate total funding amount to $175 million, with additional payments to the Company of (i) $15 million received on April 12, 2022 and (ii) $50 million receivable during the construction and development of the Marmato Lower Mine.

In exchange for the increased upfront deposits, WPMI has agreed to purchase 10.5% of gold produced from the Marmato mine until 310,000 ounces of gold have been delivered, after which the purchased volume reduces to 5.25% of gold produced. WPMI will also purchase 100% of silver produced from the Marmato mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPMI will continue to make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter.

The amendment to the existing precious metals stream was designated as a separate contract from the original $110 million precious metals stream, and accordingly management has separately estimated the amount of deferred revenue obligation that has been satisfied for the new contract. The following are the key inputs into the estimates for the original and additional contracts as of June 30, 2022 and December 31, 2021:

	Original $110 million stream		New $65 million stream
Key inputs in the estimate	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021

Estimated financing rate	14.85%	14.85%	12,24%	-
Long-term gold price	$1,750 - $1,850	$1,725 - $1,800	$1,750 - $1,850	-
Long-term silver price	$22.50 - $25.11	$21.95 - $25.11	$22.50 - $25.11	-
Construction milestone timelines	2022 - 2023	2022 - 2023	2022 - 2023	-

Page	15

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

14.	Deferred Revenue (cont.)

For the six months ended June 30, 2022, the deferred revenue recognized per ounce delivered for gold and silver was $1,751 and $19.83, respectively (year ended December 31, 2021 $1,744 and $19.68 respectively) for the original stream and $1,756 for the new contract. Accretion was capitalized to the Lower Mine (Note 8).

	Six months ended June 30, 2022	Year ended December 31, 2021

Opening Balance	$32,532	$-
Receipt of installment deposit from WPMI	19,000	34,000
Delivery of gold and silver ounces on closing of agreement	-	(2,639)
Cumulative catch-up adjustment (Note 17)	(22)	42
Recognition of revenue on ounces delivered	(2,237)	(2,231)
Accretion	2,983	3,360

Closing Balance	$52,256	$32,532
Less: current portion	4,701	2,117

Non-current portion	$47,555	$30,415

During the six months ended June 30, 2022, the Company satisfied conditions per the PMPA with WPMI and received the next $4 million installment of the total $110 million stream financing, and $15 million of the $65 million stream financing.

15.	Share Capital

a)     Authorized

Unlimited number of common shares with no par value.

b)     Share Purchase Warrants

The Company has three categories of share purchase warrants, two of which represent financial liabilities as the exercise prices are denominated in Canadian dollars, which is different from the Company’s US dollar functional currency. The key terms and details for each category of warrant are summarized in the annual financial statements for the year ended December 31, 2021.

The following table summarizes the change in the number of issued and outstanding share purchase warrants and the associated warrant liabilities during the six months ended June 30, 2022:

	Units	Amount

Unlisted Warrants – exercise price C$3.00, exercisable until December 31, 2024
As at December 31, 2020	10,800,000	$5,240
Fair value adjustment (Note 19)	-	(2,458)

Balance at December 31, 2021	10,800,000	$2,782
Fair value adjustment (Note 19)	-	(749)

Balance at June 30, 2022	10,800,000	$2,033

Listed Warrants – exercise price C$2.75, exercisable until July 29, 2025
As at December 31, 2020	38,835,422	$21,058
Fair value allocated on exchange of the Aris Subscription Receipts (Note 12)	37,777,778	22,165
Fair value adjustment (Note 19)	-	(19,051)

Balance at December 31, 2021	76,613,200	$24,172

Fair value adjustment (Note 19)	-	(5,741)

Balance at June 30, 2022	76,613,200	$18,431

Balance at December 31, 2021- total warrant liabilities		$26,954

Balance at June 30, 2022- total warrant liabilities		$20,464

Page	16

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Share Capital (cont.)

Unlisted Warrants issued in the RTO Transaction

The fair value of the Unlisted Warrants was determined using the Black-Scholes option pricing model and Level 2 fair value inputs as follows:

Valuation Inputs	June 30, 2022	December 31, 2021

Expected volatility (1)	64%	63%
Risk-free interest rate	3.14%	1.05%
Expected life of options	2.5 years	3.0 years
Dividends expected	0%	0%
Liquidity discount	52%	8%

(1)

Due to the absence of long-term trading history of the Company’s own equity securities, volatility was determined using a blend of the Company’s trading history, and a group of peer companies in the same industry.

c) Stock option plan

The Company has a rolling Stock Option Plan (the “Option Plan”) in compliance with the TSX policies for granting stock options. Under the Option Plan, the maximum number of common shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and, to any one option holder, may not exceed 5% of the issued common shares on a yearly basis. The exercise price of each stock option will not be less than the market price of the Company’s stock at the date of grant. Each stock option vesting period and expiry is determined on a grant-by-grant basis.

A summary of the change in the stock options outstanding during the periods ended June 30, 2022 and December 31, 2021 is as follows:

	Options outstanding	Weighted average exercise price (C$)

Balance at December 31, 2020	5,105,000	$2.05
Options granted	1,429,468	3.03
Exercised (1)	(255,000)	2.10
Expired or cancelled	(450,000)	2.00
Balance at December 31, 2021	5,829,468	$2.29
Options granted	2,081,534	1.89
Expired or cancelled	(419,978)	2.05
Balance at June 30, 2022	7,491,024	$2.19

(1)	The weighted average share price at the date stock options were exercised was C$2.53.

A summary of the inputs used in the determination of the fair values of the stock options granted in the periods ended June 30, 2022 and December 31, 2021, using the Black-Scholes option pricing model, is as follows:

	February 12, 2021	April 6, 2021	March 23, 2022	June 1, 2022
Total options issued	1,302,207	127,261	1,665,303	416,231
Market price of shares at grant date	C$3.10	C$2.35	C$1.90	C$1.86
Exercise price	C$3.10	C$2.35	C$1.90	C$1.86
Dividends expected	Nil	Nil	Nil	Nil
Expected volatility(1)	68%	68%	65%	65%
Risk-free interest rate	0.22%	0.51%	2.05%	2.60%
Expected life of options	3 years	3 years	3 years	3 years
Vesting terms	50% Feb 12, 2022	50% April 6, 2022	50% Mar 23, 2023	50% May 31, 2023
	50% Feb 12, 2023	50% April 6, 2023	50% Mar 23, 2024	50% May 31, 2024

(1)

Due to the absence of long-term trading history of the Company’s own equity securities, volatility was determined using a blend of the Company’s trading history, and a group of peer companies in the same industry.

Page	17

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Share Capital (cont.)

The table below summarizes information about the stock options outstanding and the common shares issuable as at June 30, 2022:

Expiry date	Outstanding	Vested stock options	Remaining contractual life in years	Exercise price (C$/share)

March 1, 2025	3,990,000	3,990,000	2.7	$2.00
June 26, 2025	110,000	110,000	3.0	2.50
September 17, 2022	200,000	200,000	0.2	2.73
February 12, 2024	1,302,207	651,101	1.6	3.10
April 6, 2024	68,069	63,630	1.8	2.35
March 23, 2025	1,404,517	-	2.7	1.90
May 31, 2025	416,231	-	2.9	1.86

Total outstanding at the end of the period	7,491,024	5,014,731	2.4	$2.19

d)     DSUs

In connection with the Aris Transaction (Note 12), five of the Company’s non-executive directors ceased to be directors on February 4, 2021. As a result, their unvested DSUs vested immediately, and the Company paid a total of $0.6 million in cash to the departing directors in settlement of a total of 350,730 DSUs. Subsequent to the Aris Transaction, the Company’s non-executive directors will receive a portion of their annual retainer in DSUs on a quarterly basis.

A summary of changes to the DSU liability, included in accounts payable and accrued liabilities, during the period ended June 30, 2022 and the year ended December 31, 2021 is as follows:

	Units	Amount

Balance at December 31, 2020	215,652	$681
Vested in the period, not previously recognized	74,863	138
Vested in the period, previously recognized	140,789	(9)
Exercised in the period	(350,730)	(647)
Change in fair value	-	(15)
Balance at February 4, 2021	80,574	$148

Granted and vested during the period	266,231	350
Change in fair value	-	(85)
Balance at December 31, 2021	346,805	$413
Granted and vested during the period	120,547	175
Change in fair value	-	94
Balance at June 30, 2022	467,352	$682

The DSU liability at June 30, 2022 was determined based on the Company’s quoted closing share price on the TSX, a Level 1 fair value input, of C$1.88 ($1.36) (December 31, 2021 - C$1.51 ($1.19)) per share.

e)     Performance share units (PSU)

A summary of changes to the PSU liability, included in other long-term liabilities, during the period ended June 30, 2022 and the year ended December 31, 2021 is as follows:

	Units	Amount
Balance at December 31, 2020	-	$-
Unvested PSUs recognized in the period	746,517	519
Change in fair value	-	(254)
Balance at December 31, 2021	746,517	$265
Unvested PSUs recognized in the period	993,619	428
Cancelled	(169,238)	(38)
Change in fair value	-	(47)
Balance at June 30, 2022	1,570,898	$608

Page	18

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

15.	Share Capital (cont.)

f)     Share-based compensation expense

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Stock-option expense	$283	$311	$493	$831
DSU expense	127	65	269	266
PSU expense	209	99	343	146

Total share-based payments	$619	$475	$1,105	$1,243

g)     Earnings (loss) per share

	Three months ended June 30, 2022			Three months ended June 30, 2021
	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share

Basic EPS	137,832,940	$(1,749)	$(0.01)	137,832,940	$5,906	$0.04
Effect of dilutive stock-options	-	-	-	4,490,000	-	-
Effect of Convertible Debenture	-	-	-	-	-	-
Effect of dilutive warrants	-	-	-	118,050	-	-

Diluted EPS	137,832,940	$(1,749)	$(0.01)	142,440,990	$5,906	$0.04

	Six months ended June 30, 2022			Six months ended June 30, 2021
	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share	Weighted average shares outstanding	Net earnings (loss)	Net earnings (loss) per share

Basic EPS	137,832,940	$1,329	$0.01	130,672,473	$(1,735)	$(0.01)
Effect of dilutive stock-options	-	-	-	-	-	-
Effect of Convertible Debenture	-	-	-	-	-	-
Effect of dilutive warrants	-	-	-	-	-	-

Diluted EPS	137,832,940	$1,329	$0.01	130,672,473	$(1,735)	$(0.01)

The following table lists the number of warrants, stock options and the Convertible Debenture (Note 10) which were excluded from the computation of diluted earnings per share. Options are warrants were excluded because the exercise prices exceeded the average market value of the common shares during the three and six month period ended June 30, 2022 of C$1.57 and C$1.70 respectively. The Convertible Debenture was excluded because it was anti-dilutive to EPS in the three and six month period ended June 30, 2022. All outstanding warrants and stock options were anti-dilutive for the six month period ended June 30, 2021 because the Company generated a net loss.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021

Stock Options	7,491,024	1,789,468	7,491,024	6,279,468
Convertible Debenture	20,000,000	-	20,000,000	-
Warrants	87,649,300	87,531,250	87,649,300	87,649,300

Page	19

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

16.	Financial Risk Management

The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.

a)     Financial instrument risk

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities

•	Level 2 – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – inputs that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, cash in escrow, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature.

Financial liabilities measured at fair value through profit and loss (FVTPL) include the warrant derivative liabilities, the DSU payable, PSU payable, the convertible debenture and gold-linked notes which are measured at their fair value at the end of each reporting period. The levels in the fair value hierarchy into which the Company’s financial assets and liabilities are recognized in the Consolidated Statements of financial position at fair value are categorized as follows:

	June 30, 2022		December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Gold-linked notes (Note 11)	$-	$78,251	$-	$86,124
Convertible Debenture (Note 10)	-	34,462
Warrant liabilities (Note 15b)	18,431	2,033	24,172	2,782
DSU and PSU liabilities (Note 15d, Note 15e)	1,290	-	678	-

Total	$19,721	$114,746	$24,850	$88,906

At June 30, 2022, there were no financial assets and liabilities measured and recognized at fair value on a non-recurring basis. There were no transfers between Level 1 and Level 2 during the period, and no financial assets or liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy during the period.

b)     Credit risk

	June 30, 2022	December 31, 2021
Trade	$231	$95
VAT recoverable – current	2,555	1,708
VAT recoverable – non-current	1,359	1,102
HST recoverable	32	51
Other	695	2,396

Total	$4,872	$5,351

The exposure to credit risk arises through the failure of a third party to meet its contractual obligations to the Company. The Company’s exposure to credit risk primarily arises from its cash balances (which are held with highly rated Canadian, Colombian and other international financial institutions) and accounts receivable. The timing of collection of the VAT recoverable is in accordance with Government of Colombia’s bi-monthly filing process. The timing of collection of HST recoverable is in accordance with Government of Canada quarterly filing process. As at December 31, the Company expects to recover the outstanding amount of current VAT and HST receivable in the next 12 months, and the outstanding amount of non-current VAT when the Lower Mine reaches commercial production.

Page	20

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

16.	Financial Risk Management (cont.)

Credit risk associated with trade accounts receivable arises from the Company’s delivery of its production to an international customer from whom it receives 99.5% of the sales proceeds upon delivery of its production to an agreed upon transfer point in Colombia and the balance within a short settlement period thereafter.

c)     Liquidity risk

The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at June 30, 2022. The Company’s undiscounted commitments at June 30, 2022 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$12,040	$-	$-	$-	$12,040
Other long-term liabilities	-	608	-	-	608
Convertible debenture	-	38,371	-	-	38,371
Deferred consideration for Soto Norte	53,750	-	-	-	53,750
Reclamation and closure costs	341	251	127	5,296	6,015
Lease payments	316	189	-	-	505
Gold-linked notes - principal	7,770	30,100	36,540	4,200	78,610
Gold-linked notes - interest	5,646	8,740	3,457	53	17,896
Gold-linked notes - premium	2,466	12,044	17,266	2,159	33,935
Other contractual commitments	1,637	2,635	-	-	4,272

Total	$83,966	$92,938	$57,390	$11,708	$246,002

Following receipt of funds under the PMPA on April 15, 2021, Aris Gold’s silver and gold production from the Marmato mine is subject to the terms of the PMPA with WPMI. Refer to Note 14 for details on the obligations to WPMI.

Claims

In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions for such claims when considered material and an outflow of resources is considered probable.

The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of these events could lead to reassessments. The Company records provisions for such claims when an outflow of resources is considered probable. No such provisions have been recorded by the Company.

d)     Foreign currency risk

The Company is exposed to foreign currency fluctuations. Such exposure arises primarily from:

•

Translation of subsidiaries that have a functional currency, such as COP, which differ from the USD functional currency of the Company. The impact of such exposure is recorded through Other Comprehensive Income (Loss) .

•	Translation of monetary assets and liabilities denominated in foreign currencies, such as the Canadian dollar (“C$”). The impact of such exposure is recorded in the statement of income (loss).

The Company monitors its exposure to foreign currency risks arising from foreign currency balances and transactions. To reduce its foreign currency exposure associated with these balances and transactions, the Company may enter foreign currency derivatives to manage such risks. In 2022 and 2021, the Company did not utilize derivative financial instruments to manage this risk.

Page	21

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

16.	Financial Risk Management (cont.)

The following table summarizes the Company’s current net assets held in Canadian dollars and Colombian pesos (in US dollar equivalents) as of June 30, 2022 and December 31, 2021, as well as the effect on earnings and other comprehensive earnings after-tax of a 10% appreciation or depreciation in the foreign currencies against the US dollar on the financial and non-financial assets and liabilities of the Company, if all other variables remain constant:

	June 30, 2022	Impact of a 10% Change	December 31, 2021	Impact of a 10% Change
Canadian Dollars (C$)	(22,234)	2,021	(27,784)	2,526
Colombian Peso (COP)	(2,036)	120	(2,024)	120

e)     Impact of COVID-19

Due to the worldwide COVID-19 outbreak, conditions may come into existence in future that could influence the Company’s operations and impact the ability to generate operating cash flows and raise capital, if needed. Impacts that COVID-19 may have that could impact the Company include:

•	global gold prices;
•	demand for gold and the ability to refine and sell gold produced;
•	the severity and the length of potential measures taken by governments to manage the spread of the disease and their effect on labour availability and supply lines;
•	availability of government supplies, such as water and electricity;
•	local currency purchasing power; or
•	ability to obtain funding, if needed.

The COVID-19 situation has not significantly impeded the operation of the business and the Company has implemented its business continuity plan, including enhanced health and safety and other measures to protect its workers. Management believes the business holds, or has access to, sufficient levels of materials and supplies and access to personnel to maintain production without interruption at the present time. There is risk that a reinstatement of a prolonged period of quarantine may adversely impact operating cash flow. Management is continuing to take steps to manage its discretionary operating and capital expenditures to preserve its liquidity during this unusual situation.

f)     Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. Gold and silver prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond the Company’s control. The Company may enter commodity hedging contracts from time to time to reduce its exposure to fluctuations in spot commodity prices.

Beginning September 30, 2021, the Company is required under the covenants of the Gold Notes to use commercially reasonable efforts to put in place commodity hedging contracts (put options) on a rolling four-quarters basis to establish a minimum selling price of $1,400 per ounce for the physical gold being accumulated in the Gold Escrow Account (Note 6). Gold being accumulated in the Gold Escrow Account will be sold to meet the Company’s financial obligations for the quarterly Amortizing Payments of the Gold Notes. Under the terms of the agreement, such hedging will not be required if one of the following conditions is met:

•	the Company determines that any such hedging contracts are not obtainable on commercially reasonable terms; or
•

the failure to obtain any such hedging contracts would not reasonably be expected to materially adversely impact the ability of the Company to satisfy its obligations to make the quarterly Amortizing Payments.

As at June 30, 2022, the Company had no outstanding commodity hedging contracts in place as management believe the second condition outlined above applies as of the date of these statements.

Page	22

Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

17.	Revenue

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Gold	$14,289	$11,034	$28,787	$24,390
Silver	165	180	336	463
Cumulative catch-up adjustment (Note 14)	13	-	21	-

Total	$14,467	$11,214	$29,144	$24,853

18.	Cost of Sales

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Salaries and employee benefits	$4,847	$4,467	$9,018	$8,736
Materials and supplies	2,092	2,230	3,854	4,319
Contractors and services	1,255	2,454	2,967	3,875
Other production costs	2,101	(284)	4,203	2,228
Production taxes	1,422	975	2,570	2,083

Total	$11,717	$9,842	$22,612	$21,241

In September 30, 2021, Management determined that the nature of the services provided by the site administrative department at the Marmato Mine were shared between the Upper and Lower Mine and accordingly, certain immaterial costs previously allocated to cost of sales, should be capitalized to the Lower Mine expansion project. As a result of these adjustments, the statement of earnings (loss) for the three and six months ended June 30, 2021 have been recast, with cost of sales decreasing by $0.9 million and $1.9 million respectively, and deferred income tax expense increasing by $0.3 million and $0.6 million respectively. The net impact was to reduce net loss by $0.6 million and $1.3 million ($0.01 per share basic, $0.00 per share diluted; $0.01 per share basic, $0.01 per share diluted) in the three-and six month periods ended June 30, 2021, respectively. The impact of the recast on the statement of financial position was to increase non-depletable mineral properties by $1.9 million at June 30, 2021.

19.	Gain on Financial Instruments

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Aris Subscription Receipts (Note 12)	$-	$-	$-	$(3,126)
Gold Notes (Note 11)	3,286	(2,286)	440	3,835
Unlisted Warrant liability (Note 15b)	13	1,174	749	1,494
Listed Warrant liability (Note 15b)	(38)	8,694	5,741	12,316

Total	$3,261	$7,582	$6,930	$14,519

20.	Changes in non-cash Operating Working Capital Items

	Six months ended June 30,
	2022	2021
Accounts Receivable	$474	$(1,095)
Inventories	1,673	456
Prepaid expenses and deposits	(1,436)	(401)
Accounts payable and accrued liabilities	(1,783)	603

Total	$(1,072)	$(437)

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Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

21.	Related Party Transactions

a)     Due to related party

	June 30, 2022	December 31, 2021

Convertible Debenture (Note 10)	$34,462	$-
Royalty (Note 21b)	24	109

Total	$34,486	$109

The royalty amounts due to related party are non-interest bearing and are due on demand.

b)     Related party royalty

The Company pays a royalty of 4% on gold and silver revenue to a subsidiary of GCM in respect of production sourced from the neighbouring Echandia mining title. During the three and six months ended June 30, 2022 the royalty amounted to $0.06 million and $0.1 million respectively (2021 - $0.04 million and $0.1 million).

c)     Key management personnel compensation

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Short-term employee benefits	$1,759	$595	$2,447	$1,091
Termination benefits	-	259	-	9,040
Share-based compensation	584	345	989	969

Total	$2,343	$1,199	$3,436	$11,100

Prior to the Aris Transaction (Note 12), the Company determined that its key management personnel consisted of its Board of Directors and executive officers. Termination benefits of $8.8 million were paid to the previous management team in the three months ended March 31, 2021, which have been included in acquisition and restructuring costs.

Subsequent to the Aris Transaction, The Company determined that key management personnel consist of its new Board of Directors and new executive officers. In addition to their salaries and annual bonuses, executive officers participate in the Company’s long-term incentive plan which comprises of a stock option plan and PSU plan. In addition to their annual retainer fees, non-executive directors participate in the Company’s DSU plan.

A summary of the number of PSUs, DSUs and stock options granted to key management personnel in the six months ended June 30, 2022 and 2021 are as follows:

	Three months ended June 30,		Six months ended June 30,
(Units)	2022	2021	2022	2021

PSUs granted (Note 15e)	187,000	66,252	774,989	598,240
DSUs granted (Note 15d)	59,934	54,180	120,547	105,105
Stock options granted (Note 15c)	416,231	-	1,589,768	1,189,023

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Notes to the Condensed Consolidated Interim Financial Statements

Three and six months ended June 30, 2022 and 2021

(Unaudited; Tabular amounts expressed in thousands of U.S. dollars unless otherwise noted)

22.	Segment Disclosures

Reportable segments are consistent with the geographic regions in which the Company’s projects are located. In determining the Company’s segment structure, the basis on which management reviews the financial and operational performance was considered and whether any of the Company’s mining operations share similar economic, operational and regulatory characteristics. The Company considers its Marmato Mine in Colombia, its Soto Norte Project in Colombia, its Juby Project in Canada and its corporate functions in Canada and Panama as its reportable segments.

	Marmato	Soto Norte	Juby	Corporate	Total

Three months ended June 30, 2022
Revenue	$14,467	$-	$-	$-	$14,467
Cost of sales	(11,717)	-	-	-	(11,717)
Depreciation	(406)	-	-	(67)	(473)
Segment net income (loss)	1,376	(285)	-	(2,840)	(1,749)

Three months ended June 30, 2021
Revenue	$11,214	$-	$-	$-	$11,214
Cost of sales	(9,842)	-	-	-	(9,842)
Depreciation	(502)	-	-	-	(502)
Segment net income (loss)	1,441	-	-	4,465	5,906

Six months ended June 30, 2022
Revenue	$29,144	$-	$-	$-	$29,144
Cost of sales	(22,612)	-	-	-	(22,612)
Depreciation	(887)	-	-	(126)	(1,013)
Segment net income (loss)	3,113	(285)	-	(1,499)	1,329

Six months ended June 30, 2021
Revenue	$24,853	$-	$-	$-	$24,853
Cost of sales	(21,241)	-	-	-	(21,241)
Depreciation	(1,019)	-	-	-	(1,019)
Segment net income (loss)	(264)	-	-	(1,471)	(1,735)

Reportable segment assets as at June 30, 2022	$149,427	$102,756	$51,670	$80,259	$384,112
Reportable segment liabilities as at June 30, 2022	68,003	83,606	-	102,368	253,977

Segment assets as at December 31, 2021	$121,979	-	$51,643	$120,044	$293,666
Segment liabilities as at December 31, 2021	49,931	-	-	117,015	166,946

23.	Subsequent Events

On July 25, 2022, the Company announced it has entered into a definitive agreement (the “Arrangement Agreement”) to combine with GCM (“the Transaction”). The combined group will be named ‘Aris Mining’ and will be led by the management team of the Company. Both GCM and the Company’s Boards of Directors (other than certain interested directors) have approved the terms of the Arrangement Agreement, and all of the directors and officers of both GCM and the Company have entered into binding voting support agreements in favour of the Transaction, representing in aggregate 3.0% of GCM’s issued shares and 9.0% of the Company’s issued shares.

Under the terms of the Transaction, all the outstanding shares of the Company not held by GCM will be exchanged at a ratio of 0.5 of a common share of GCM for each common share of the Company. On closing, GCM shareholders and the Company’s shareholders (taking into consideration the 44.3% of the Company currently held by GCM) are expected to own, based on respective share values as of the date of execution of the Arrangement Agreement and on a diluted in-the-money basis, approximately 74% and 26% of the combined group, respectively.

The closing of the proposed transaction is subject to approval by the shareholders of both companies; regulatory approvals in Canada and Colombia; and other customary closing conditions.

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